EXHIBIT 12.1

TEXTRON INC.

MANUFACTURING GROUP
COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES
(unaudited)
(In millions, except ratio)

Three Months Ended March 30, 2013
Fixed charges:
Interest expense*	$37
Estimated interest portion of rents	8

Total fixed charges	$45

Income:
Income from continuing operations before income taxes	$143
Fixed charges	45
Dividends received from TFC	20
Eliminate pretax income of Finance group	(19)

Adjusted income	$189

Ratio of income to fixed charges	4.20

*                 Includes interest expense on all third-party indebtedness, except for interest related to unrecognized tax benefits, which is included in income tax expense.